

02006811




SEC MAIL
RECEIVED
MAR 0 1 2002
354
WASH, D.C.
SECTION


UF 3-11-02

[UNITED ST]ATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 1993 |
| Estimated average burden hours per response . . . 12.00 | |

| SEC FILE NUMBER |
|---|
| 8-53032 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING August 20, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VC Experts Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Park Avenue, 29th Floor
(No. and Street)

| New York, | NY | 10016 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ross P. Barrett — 212-686-0489
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & CO., CPAs, P.C.
(Name — *if individual, state last, first, middle name*)

| 120 Broadway, | New York, | NY | 10271 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

## OATH OR AFFIRMATION

I, Ross P. Barrett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VC Experts Capital, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Ross P. Barrett
Signature

Head of Compliance
Title

Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/19/2004

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



TRIEN ROSENBERG ROSENBERG
WEINBERG CIULLO & FAZZARI LLP

*Certified Public Accountants and Business Consultants*

177 MADISON AVE.· BOX 1982
MORRISTOWN, NJ 07962-1982
TEL (973) 267-4200
FAX (973) 984-9634
expert@trienrosenberg.com

120 BROADWAY
36TH FLOOR
NEW YORK, NY 10271-0002
TEL (212) 962-5930
FAX (212) 385-0215

# INDEPENDENT AUDITORS' REPORT

To the Shareholder of
**VC Experts Capital, Inc.**
3 Park Avenue
New York, NY 10016

We have audited the accompanying statement of financial condition of VC Experts Capital, Inc. as of December 31, 2001 and for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of VC Experts Capital, Inc. as of December 31, 2001, in conformity with U. S. generally accepted accounting principles.

Trien Rosenberg Rosenberg Weinberg Ciullo & Fazzari LLP

**New York, New York**
**February 25, 2002**

# VC EXPERTS CAPITAL, INC.

# STATEMENT OF FINANCIAL CONDITION

# DECEMBER 31, 2001

**VC EXPERTS CAPITAL, INC.**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

## ASSETS

| | |
|---|---|
| Cash | $ 7,105 |
| Other | 19 |
| Total assets | $ 7,124 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | $ - |
| Total liabilities | | - |
| Stockholder's equity | | |
| Common stock, par value $.01 | | |
| Authorized: | 3,000 shares | |
| Issued and outstanding: | 1 share | - |
| Additional paid-in capital | | 163,610 |
| Accumulated deficit | | (156,486) |
| Total stockholder's equity | | 7,124 |
| Total liabilities and stockholder's equity | | $ 7,124 |

The accompanying notes are an integral part of this financial statement.

# VC EXPERTS CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

### (a) Nature of Business

VC Experts Capital, Inc. (the "Company"), a wholly-owned subsidiary of VC Experts, Inc., became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD") on August 20, 2001. As a securities broker-dealer, the Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule.

### (b) Revenue Recognition

Transactions for fees, income and expense are recorded on a trade-date basis.

### (c) Preoperating Expenses

In accordance with SOP 98-5, costs representing start-up costs including organization costs have been expensed as incurred.

### (d) Income Tax

For income tax purposes, the members have elected that the Company be treated as an S corporation under the Internal Revenue Code. Accordingly, no provision has been made for federal and state income taxes.

### (e) Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

## Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800%. At December 31, 2001, the Company had net capital, as computed under the rule, of $7,086, which was $2,086 in excess of the required amount.

---

A copy of the Company's Statement of Financial Condition as at December 31, 2001, pursuant to the SEC rule 17a-5, is available for examination at the Company's main office and at the regional office of the SEC.